UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. on December 19, 2023: Euroseas Ltd. Announces Completion of Works on Retrofitting Several Items Aiming to improve the Efficiency on its Feeder Containership, M/V Synergy Busan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: December 19, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces Completion of Works on Retrofitting Several Items Aiming to improve the Efficiency on its Feeder Containership, M/V Synergy Busan

Maroussi, Athens, Greece – December 19, 2023 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today it has successfully completed the installation of a number of “energy saving devices” on its 4,250 teu feeder containership, M/V Synergy Busan, aiming to improve her consumption in the commercial speed range by about 20%. The investment was done in conjunction with the vessel’s scheduled dry docking and special survey within the scheduled period of only 17 days.

The following devices were installed on the ship:

(a)

New bulbous bow

(b)

A new and lighter propeller

(c)

Hub vortex absorbed fins (HVAF)

(d)

Pre-shrouded vanes (PSV)

(e)

Silicone coating of the ship’s underwater parts

(f)

LED lights

(g)

Auto pilot upgrade with advanced ecology control

(h)

Jacket pre-heater auto control

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are pleased to announce the completion of retrofits for our M/V Synergy Busan, as a result of which we expect that the vessel’s commercial attractiveness as well as its economic life will increase. Following these modifications, M/V Synergy Busan will be amongst the most competitive vessels of her vintage.

“Euroseas is committed to reduce its carbon footprint both by investing in the most fuel-efficient newbuilding vessels and, also, by retrofitting its existing ships. We believe that this strategy not only minimizes the impact on the environment but will also result in improved financial performance for the benefit of our shareholders.”

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 19 vessels, including 12 Feeder containerships and 7 Intermediate containerships. Euroseas 19 containerships have a cargo capacity of 58,861 teu. After the delivery of seven feeder containership newbuildings in 2024, Euroseas’ fleet will consist of 26 vessels with a total carrying capacity of 75,461 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SK 22146 0003 10919273